Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors Acutus Medical, Inc.:

We consent to the incorporation by reference in the registration statement on Form S-8 (No. 333-241143) of Acutus Medical, Inc. of our report dated March 18, 2021, with respect to the consolidated balance sheets of Acutus Medical, Inc. as of December 31, 2020 and 2019, the related consolidated statements of operations and comprehensive loss, convertible preferred stock and stockholders’ equity (deficit), and cash flows for each of the years in the two-year period ended December 31, 2020, and the related notes, which report appears in the December 31, 2020 annual report on Form 10-K of Acutus Medical, Inc.

/s/ KPMG LLP

San Diego, California

March 18, 2021